Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

                                                                        January 30, 2012

VIA EDGAR CORRESPONDENCE

Division of Investment Management
United Stated Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Mr. Kieran G. Brown

Re:	DWS Income Trust (Reg. Nos. 002-91577 and 811-04049) Post-Effective Amendment No. 61;
DWS International Fund, Inc. (Reg. Nos. 002-14400 and 811-00642) Post-Effective Amendment No. 126;
DWS Investment Trust (Reg. Nos. 002-13628 and 811-00043) Post-Effective Amendment No. 185;
DWS Municipal Trust (Reg. Nos. 002-57139 and 811-02671) Post-Effective Amendment No. 73; and
DWS Global/International Fund, Inc. (Reg. Nos. 033-05724, 811-04670) (the relevant series of each are collectively referred to herein as the “Funds” and individually as the “Fund”).

Dear Mr. Brown,

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone conference calls on January 19, 2012 and January 25, 2012 with regard to the above-captioned Post-Effective Amendments filed with the SEC on December 2, 2011 and DWS Global/International Fund, Inc., which was included in the Post-Effective Amendment filed on behalf of DWS International Fund, Inc. on December 2, 2011.

The Staff’s comments are restated below followed by the Funds’ responses.

General Comments

1.  Expense Waiver/Reimbursement Arrangements

a.
Comment:  For any Fund with a contractual expense waiver/reimbursement arrangement that is reflected in the Fund’s fee table, confirm that the contractual arrangement will extend for at least one year from the date of the prospectus and that the Board does not intend to terminate the contractual expense waiver/reimbursement for at least one year from the date of the prospectus.

Response: For any affected Fund, appropriate disclosure has been added indicating that the contractual expense waiver/reimbursement arrangement will extend for one year from the date of the prospectus.  Furthermore, the affected Funds are not aware of any current intention on behalf of the Board to terminate the relevant contractual expense waiver/reimbursement arrangements.

2.  Derivatives

a.
Comment: Consider whether the second paragraph of the derivatives disclosure contained in the summary section of each Fund’s prospectus is responsive to the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure and whether said disclosure should be moved from the summary section of each Fund’s prospectus to another, less prominent location.

Response:  After review and consideration, each applicable Fund believes that its disclosure regarding the use of derivatives, including the above-mentioned paragraph on additional derivative uses, is appropriate in light of each Fund’s circumstances.

3.  Credit Risk Disclosure Relating to Investments in “Junk” Bonds

a.
Comment:  If a Fund has a principal investment strategy to invest in “junk” bonds, consider adding additional disclosure concerning the credit risk associated with an investment in “junk” bonds to the summary section of each applicable Fund’s prospectus.

Response:  Each applicable Fund that has a principal investment strategy to invest in “junk” bonds has added further disclosure concerning the credit risk associated with investments in “junk” bonds to the summary section of its prospectus.

4.  Expansion of Table of Contents for the Funds’ Statement of Additional Information

a.	Comment: Expand the table of contents for Part I of the Funds’ Statement of Additional Information (“SAI”) to include the complete table of contents for Part II of the SAI.

Response: At this time, due to system constraints, it is not possible to expand the table of contents for Part I of the SAI as requested.  The Funds will consider the requested modification in connection with future filings, but, in the meantime, the Funds have added a cross reference to the table of contents for Part II of the Funds’ SAI, which precedes page II-1 of the Funds’ SAI.

Fund Specific Comments

1.  DWS Core Fixed Income Fund

a.	Comment: Consider whether it would be appropriate to add disclosure relating to the Fund’s maturity strategy in the summary section of the prospectus under the heading Principal Investment Strategy.

Response:  The Fund added the following disclosure to summary section of the prospectus under the heading Principal Investment Strategy:

“The Fund may invest in fixed-income securities of varying maturities.”

b.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  The Fund believes that the current disclosure relating to its dollar-weighted average effective portfolio maturity as of a particular date contained in the section entitled Fund Details in the Fund’s statutory prospectus is appropriate under the circumstances.  The Fund has updated this disclosure to a more recent date.

2.  DWS Global High Income Fund

a.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  The Fund believes that the current disclosure relating to its dollar-weighted average effective portfolio maturity as of a particular date contained in the section entitled Fund Details in the Fund’s statutory prospectus is appropriate under the circumstances.  The Fund has updated this disclosure to a more recent date.

3.  DWS Enhanced Emerging Markets Fixed Income Fund

a.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  Under the circumstances, the Fund believes this disclosure would be more appropriate in the Fund Details section of its statutory prospectus and has added appropriate disclosure to in that section that states the Fund’s dollar-weighted average effective portfolio maturity as of a recent date.

4.  DWS Enhanced Global Bond Fund

a.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  Under the circumstances, the Fund believes this disclosure would be more appropriate in the Fund Details section of its statutory prospectus and has added appropriate disclosure to in that section that states the Fund’s dollar-weighted average effective portfolio maturity as of a recent date.

b.
Comment:  Confirm that, consistent with the Staff’s informal position, the Fund will generally invest in at least three different countries and will normally have at least 40% of its net assets in foreign investments.

Response:  With regard to the requirement that the Fund generally invest in at least three different countries, the Fund currently discloses in the “Main investments” section of its prospectus that it is “typically invested in at least three different countries.”  With regard to the requirement that the Fund normally have at least 40% of its net assets in foreign investments, the Fund has added an appropriate responsive non-fundamental policy in the “Investment Restrictions” section of Part I of its SAI.

5.  DWS Global Small Cap Growth Fund

a.
Comment:  Confirm that, consistent with the Staff’s informal position, the Fund will generally invest in at least three different countries and will normally have at least 40% of its net assets in foreign investments.

Response:  With regard to the requirement that the Fund generally invest in at least three different countries, the Fund has added an appropriate responsive non-fundamental policy in the “Investment Restrictions” section of Part I of its SAI.  With regard to the requirement that the Fund normally have at least 40% of its net assets in foreign investments, the Fund is currently evaluating the adoption of an appropriate responsive non-fundamental policy.  The Fund notes that as of December 31, 2011, it had approximately 55% of its net assets invested in foreign equities and is currently in compliance with the 40% test.

b.
Comment:  In the “Main investments” section of the Fund’s prospectus, it is disclosed that “As of December 31, 2011, companies in which the fund invests typically have a market capitalization of between $500 million and $5 billion at the time of purchase.” Does the Fund rely on this standard when calculating compliance with its 80% test?  And, if so, is $5 billion too high for a small cap fund?

Response:  The standard the Fund employs when calculating compliance with its 80% policy is set forth in the policy; i.e., small companies are defined as “companies with market values similar to the smallest 30% of the companies in the S&P Developed Broad Market Index.”  With respect to the $5 billion market cap figure referenced above, the Fund notes that as of December 31, 2011, the market capitalization of the largest company in the Fund's benchmark index, the S&P Developed SmallCap Index, was $10.97 billion.

6.  DWS Capital Growth Fund

a.	Comment: Under “Main investments” in the section entitled Principal Investment Strategy, for the two indices mentioned disclose the dollar range of the indices as of a recent date.

Response:  Appropriate disclosure has been added to the prospectus.

7.  DWS Mid Cap Growth Fund

a.
Comment:  Under “Main investments” in the section entitled Principal Investment    Strategy, the fund indicates that it will invest at least 80% of assets in companies with market caps within the market capitalization range of the Russell Mid Cap Growth Index.  The disclosure should note the market capitalization range of the index as of its most recent reconstitution.

Response:  Appropriate disclosure has been added to the Fund’s prospectus.

8.  DWS Small Cap Core Fund

a.	Comment: Under “Main investments” in the section entitled Principal Investment Strategy, for the index mentioned, disclose the dollar range of the index as of a recent date.

Response:  Appropriate disclosure has been added to the prospectus.

b.	Comment: Under “Management process” in the fund details section of the prospectus, the wording in the second paragraph is unclear.

Response:  The noted sentence has been re-written to clarify the meaning.

9.   DWS Small Cap Growth Fund

a.
Comment:  Under “Main investments” in the section entitled Principal Investment    Strategy, the small capitalization equity universe is defined as the bottom 20% of the total domestic equity market capitalization.  Disclose the applicable market capitalization range as of a recent date.

Response: Appropriate disclosure has been added to the prospectus.

10.  DWS Short-Term Municipal Bond Fund

a.	Comment: Consider restating the third sentence under Principal Investment Strategy – “Main Investments” in plain English.

Response:  The third sentence under “Main investments” in the section entitled Principal Investment Strategy has been restated to read:

“The Fund may invest without limit in municipal securities that pay interest that is taxable under the federal alternative minimum tax (AMT).”

b.	Comment: Consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date.

Response:  The Fund has added disclosure to the summary section of the Fund’s prospectus under “Main investments” in the section entitled Principal Investment Strategy to reflect its dollar-weighted average effective portfolio maturity as of a recent date.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President

cc.           Elizabeth Reza, Ropes & Gray LLP
John Marten, Vedder Price P.C.

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